Wag! Group Co.
55 Francisco Street, Suite 360
San Francisco, California 94133
November 2, 2022
VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Wag! Group Co. (the “Company”)
Registration Statement on Form S-1, as amended
(File No. 333-267405) (the “Registration Statement”)
Ladies and Gentlemen:
The Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 4:00 p.m. EST on November 4, 2022, or as soon thereafter as practicable.
The Company hereby authorizes Adam J. Brenneman and Charles W. Allen of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Please contact Adam J. Brenneman and Charles W. Allen of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2000 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.
                            Very truly yours,
                            Garrett Smallwood
                            By: /s/ Garrett Smallwood
                            Name: Garrett Smallwood
                            Title:     Chief Executive Officer

cc: Cleary Gottlieb Steen & Hamilton LLP